UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 6, 2009
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X     Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release
DEALINGS IN SECURITIES BY A DIRECTOR OF ANGLOGOLD ASHANTI
LIMITED IN TERMS OF THE ANGLOGOLD SHARE INCENTIVE SCHEME

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No. 1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
6 August 2009
DEALINGS IN SECURITIES BY A DIRECTOR OF ANGLOGOLD ASHANTI LIMITED
IN TERMS OF THE ANGLOGOLD SHARE INCENTIVE SCHEME
In terms of JSE Listings Requirement 3.63 AngloGold Ashanti gives notice that the following director has exercised share options, after having received clearance to do so in terms of Listings Requirement 3.66. The options were granted in terms of the AngloGold Share Incentive Scheme.
Mr S Venkatakrishnan has elected to exercise the options granted to him and to use the net proceeds after tax to purchase AngloGold Ashanti shares in his own name.
This has resulted in the following ordinary shares of the company having been allotted and traded on the JSE and acquired by Mr Venkatakrishnan.
Details
S VENKATAKRISHNAN
Date options exercised
4 August 2009
Date options granted
16 March 2007
Quantity of options exercised / shares
allotted
8,564
Option exercise price
NIL
Quantity of shares sold on the JSE
8,564
Quantity of shares acquired in own name
5,130
Market price per share (excluding costs)
R306.53
Type of interest
Beneficial
% of total shares in issue
0.001655297%
Following the acquisition of the 5,130 ordinary shares as show above, Mr Venkatakrishnan holds a total of 10,351 AngloGold Ashanti ordinary shares in his own name, representing a market value of
R3,172,892.
JSE Sponsor: UBS
ENDS
Contacts
Tel:
Mobile:
E-mail:
Alan Fine(Media) +27 (0) 11 637 6383 +27 (0) 83 325 0757 afine@anglogoldAshanti.com
Joanne Jones (Media) +27 (0) 11 637 6813 +27 (0) 82 896 0306 jjones@AngloGoldAshanti.com
Sicelo Ntuli (Investors) +27 (0) 11 637-6339 +27 (0) 71 608 0991 sntuli@anglogoldashanti.com
Stewart Bailey (Investors) +1 212 836 4303 +1 646 338 4337 sbailey@anglogoldashanti.com
Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources, and expenditure and the outcome and consequences of any pending litigation proceedings, contain certain forward- looking statements rega rding
AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management.

For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2008, which was distributed to shareholders on 27 March 2009 and the company’s annual report on Form 20-F, filed with the Securities and Exchange Commission in the
United States on May 5 , 2009 as amended on May 6, 2009. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

AngloGold Ashanti posts information that is important to investors on the main page of its website atwww.anglgoldashanti.comand under the“ Investors ” tab on the main page. This information is updated regularly. Investors should visit this website to obtain im portant information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: August 6, 2009
By:
/s/ L Eatwell
Name: L EATWELL
Title:   Company Secretary
___________________________________
*Print the name and title under the signature of the signing officer.
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